Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of the capital stock of Acacia Research Corporation, as set forth in our Amended and Restated Certificate of Incorporation, as amended, or our Charter, and our Second Amended and Restated Bylaws, as amended, or our Bylaws. References to “we,” “us,” or “our” refer to Acacia Research Corporation The summary does not purport to be complete and is qualified in its entirety by reference to our Charter and Bylaws, copies of which have been filed as exhibits to our public filings with the Securities and Exchange Commission.

Common Stock

General. We may issue shares of our common stock from time to time. We are authorized to issue 300,000,000 shares of common stock, par value $0.001 per share.

Dividend Rights. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

Voting Rights. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote at a meeting of stockholders and do not have cumulative voting rights.

No Preemptive or Similar Rights. Our common stock is not entitled to preemptive rights, and is not subject to redemption. There are no sinking fund provisions applicable to our common stock.

Conversion. Our common stock is not convertible into any other shares of our capital stock.

Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of claims of creditors.

Series A Convertible Preferred Stock

Pursuant to the terms of our Charter, our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. On November 18, 2019, we filed a Certificate of Designations, Preferences, and Rights of Series A Convertible Preferred Stock with the Secretary of State of the State of Delaware, or the Certificate of Designations establishing the rights, preferences, privileges, qualifications, restrictions and limitations relating to 350,000 shares of our Series A Convertible Preferred Stock, par value $0.001 per share. Our Series A Convertible Preferred Stock rank senior to our common stock and any other class or series of capital stock, with respect to rights as to as to dividends, distributions, redemptions and payments upon the liquidation, dissolution and winding up of Acacia. Holders of our Series A Convertible Preferred Stock have the right to vote with holders of our common stock on an as-converted basis on all matters.

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Delaware Law and Certain Charter and Bylaw Provisions

The provisions of Delaware law, as well as certain terms of our Charter and Bylaws, may have the effect of delaying, deferring or discouraging another person from acquiring control of us by means of a tender offer, a proxy contest or otherwise, or removing incumbent officers and directors. These provisions, some of which are summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage any person seeking to acquire control of us to first negotiate with our board of directors.

Delaware Law. We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date such stockholder became an “interested stockholder.” A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did, prior to the determination of interested stockholder status, own, 15% or more of the corporation’s outstanding voting stock.

Charter and Bylaw Provisions. Each of our Charter and Bylaws include a number of other provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or our management, including the following:

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, subject to the rights of the holders of our Series A Convertible Preferred Stock, to issue an additional 9,650,000 shares of preferred stock with rights and preferences designated from time to time by our board of directors.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders.

•	Amendment. Our Charter provides that our Bylaws may only be amended by our board of directors or by the holders of 66 and 2/3 percent, or a super-majority, of the outstanding shares of our common stock, which makes it more difficult for our stockholders to amend or repeal our Bylaws.

•	No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our Charter provides otherwise. Our Charter does not provide for cumulative voting.

•	Size of Board and Vacancies. Our Charter and Bylaws provide that the exact number of directors on our board of directors is fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors, and any vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, will generally be filled by a majority of our board of directors then in office.

•	Transfer Restrictions. Our Charter generally restricts any direct or indirect transfers of our common stock if the effect would be to (i) increase the direct or indirect ownership of our common stock by any person or group from less than 4.899% to 4.899% or more of our common stock; or (ii) increase the percentage of our common stock owned directly or indirectly by a person or group owning or deemed to own 4.899% or more of our common stock.

Tax Benefits Preservation Plan

Under the terms of our Tax Benefits Preservation Plan, in general, if a person or group acquires beneficial ownership of 4.9% or more of the outstanding shares of our Common Stock without prior approval of our board of directors or without meeting certain exceptions, the rights would become exercisable and our stockholders (other than the acquiring person) will have the right to purchase securities from us at a discount to such securities’ fair market value, thus causing substantial dilution to the acquiring person. As a result, the Tax Benefits Preservation Plan may have the effect of inhibiting or impeding a change in control not approved by our board of directors.

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